Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
April 12, 2012	NYSE:SLW

SILVER WHEATON TO RELEASE FIRST QUARTER
2012 RESULTS ON MAY 14th

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2012 first quarter results on Monday, May 14, 2012, before market open.

A conference call will be held Monday, May 14, 2012, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	71685970
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	71685970
Archived audio webcast:	www.silverwheaton.com

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com